UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

The information included in the Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-171825 and File No. 333-184774).

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

Issuance of Convertible Bonds

On January 27, 2014, China Metro-Rural Holdings Limited (the “Company”) issued an aggregate amount of US$5,000,000, 10 per cent convertible bonds (the “Bonds” or “CBs”) due 2016 convertible into ordinary shares of US$0.001 each in the capital of the Company (“Ordinary Shares”) in a private placement issued to certain independent third parties (the “Investor”) pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder (the “CB Transaction”). Interest is payable on the principal amount of the Bonds semi-annually.

All (but not less than all) of the principal amounts of the CBs will be convertible into Ordinary Shares of the Company at an initial conversion price per Ordinary Share equal to US$1.30. The CBs are convertible during their entire tenure. Based on such initial conversion price, 3,846,153 of the Company’s Ordinary Shares are issuable upon conversion of the CBs, representing approximately 5.23% of the total issued share capital of the Company and approximately 4.52% of the total issued share capital of the Company as enlarged by such issue and assuming no existing convertible bonds and warrants of the Company are converted and exercised, respectively, and no further issue of shares.

Under the terms of the CBs, the Investor has the right to put back the CBs to the Company after 18 months of the date of issue of the CBs at an amount equal to 100 percent of the principal amounts outstanding of the CBs to be repaid with accrued but unpaid interest.

Anti-dilution protection

The CBs will have limited anti-dilution protection, which will include adjustments for consolidation, subdivision or reclassification.

Listing of Shares

The approval for the listing of the Ordinary Shares underlying the Bonds has been obtained from the NYSE MKT.

Attached hereto and incorporated by reference herein are (A) a press release announcing the closing of the 2014 Bonds, and (B) a notice to the holders of warrants to purchase Ordinary Shares relating to an adjustment of the exercise price of such warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2014		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Chairman of the Board, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release announcing bond transaction, dated January 28, 2014.

99.2	Notice to warrant holders dated January 28, 2014.